SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               UNOCAL CORPORATION
             (Exact name of registrant as specified in its charter)



            Delaware                                95-3825062
    (State of incorporation)            (IRS Employer Identification No.)



                              2141 Rosecrans Avenue
                                   Suite 4000
                          El Segundo, California 90245
               (Address of principal executive offices) (Zip Code)

      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                       Name of Each Exchange on Which
      to be so Registered                       Each Class is to be Registered
      -------------------                       ------------------------------
      Preferred Share Purchase Rights           New York Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:  None

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On January 5, 2000, the Board of Directors of our Company,
Unocal Corporation, a Delaware corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share. The dividend is payable on January 29, 2000 to the stockholders of record on January 29, 2000. These rights will replace similar rights to purchase preferred stock that will expire on January 29, 2000.

          Our Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

          For those interested in the specific terms of the Rights Agreement entered into between our Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent, on January 5, 2000, we provide the following summary description. Please note, however, that this description is only a summary and is not complete, and should be read together with the entire Rights Agreement, which is incorporated by reference and has been filed as an exhibit to this Form 8-A.

The Rights. Our Board authorized the issuance of a Right with respect to each issued and outstanding share of common stock on January 29, 2000. The Rights initially will trade with, and will be inseparable from, the common stock. The Rights initially will be evidenced only by certificates or book-entry credits that represent shares of common stock. New Rights will accompany all new shares of common stock we issue after January 29, 2000, until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series B Junior Participating Preferred Stock
(a "Preferred Share") for $180, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

          We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates or book-entry credits that represent shares of common stock will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of the associated Rights. After that date, the Rights will separate from the common stock and be evidenced by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person will be void and may not be exercised.

          Our Board may reduce the ownership threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $180, purchase shares of our common stock with a market value of $360, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $180, purchase shares of the acquiring corporation with a market value of $360 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

o  will not be redeemable.

o will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o  will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on January 29, 2010.

Redemption. Our Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the

Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the ownership threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

Other Registrations. From and after January 29, 2000, all registrations of the existing Preferred Stock Purchase Rights (which expire January 29, 2000) pursuant to registration statements of the Company (whether on Form S-3, Form S-8 or otherwise) shall be deemed to be registrations of the replacement Rights described herein.

ITEM 2.  EXHIBITS.

    4 Rights Agreement, dated as of January 5, 2000, between Unocal Corporation and ChaseMellon Shareholder Services, L.L.C.

                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 6, 2000

                                    UNOCAL CORPORATION


                                    By:  /s/ JOE D. CECIL
                                        ----------------------------
                                  Name:      Joe D. Cecil
                                 Title:      Vice President and Comptroller

                                  EXHIBIT LIST


Exhibit
  No.                              Description
  ---                              -----------

   4 Rights Agreement, dated as of January 5, 2000, between Unocal Corporation and ChaseMellon Shareholder Services, L.L.C.